Primo Connect, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2015

PRIMO CONNECT, INC.

TABLE OF CONTENTS



To the Board of Directors of
Primo Connect, Inc.
Costa Mesa, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Primo Connect, Inc., which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from February 4, 2015 (inception) to December 31, 2015, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primo Connect, Inc., as of December 31, 2015, and the results of its operations and its cash flows for the period from February 4, 2015 (inception) to December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet commenced planned principal operations, has not generated profits since inception, and has sustained a net loss of $1,907,555 for the period ended December 31, 2015. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
February 23, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PRIMO CONNECT, INC.
BALANCE SHEET
As of December 31, 2015

ASSETS

Current Assets:

Cash and cash equivalents	$	67,308
Prepaid expenses		10,000
Total Current Assets		77,308

Non-Current Assets:

Developed software	691,421
Equipment & purchased software, net	141,608
Total Non-Current Assets	833,029

TOTAL ASSETS	$	910,337

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Liabilities:

Current Liabilities:

Accounts payable	$	30,944
Accrued expenses		40,000
Due to parent - related party		2,746,948
Total Liabilities		2,817,892

Stockholders' Equity (Deficiency):

Common Stock, no par, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2015	-
Additional paid-in capital	-
Accumulated deficit	(1,907,555)
Total Stockholders' Equity (Deficiency)	(1,907,555)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	910,337

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

PRIMO CONNECT, INC.
STATEMENT OF OPERATIONS
For the period from February 4, 2015 (inception) to December 31, 2015

Net revenues	$	-
Cost of revenues		-
Gross Profit (Loss)		-
Operating Expenses:		
General & administrative		2,007,371
Marketing		8,194
Total Operating Expenses		2,015,565
Loss from operations		(2,015,565)
Other Income:		
Related party research & development fee		108,010
Total Other Income		108,010
Provision for income taxes		-
Net Loss	$	(1,907,555)
Weighted-average common shares outstanding		
-Basic and Diluted		1,000
Net loss per common share		
-Basic and Diluted	$	(1,908)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIMO CONNECT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from February 4, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at February 4, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of founding shares	1,000	-	-	-	-
Net loss	-	-	-	(1,907,555)	(1,907,555)
Balance at December 31, 2015	1,000	$ -	$ -	$ (1,907,555)	$ (1,907,555)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIMO CONNECT, INC.
STATEMENT OF CASH FLOWS
For the period from February 4, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities		
Net Loss	$	(1,907,555)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		92,131
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses		(10,000)
Increase/(Decrease) in accounts payable		30,944
Increase/(Decrease) in accrued expenses		40,000
Net Cash Used In Operating Activities		(1,754,480)
Cash Flows From Investing Activities		
Purchase of equipment and software		(233,739)
Costs of internally developed software		(691,421)
Net Cash Used In Investing Activities		(925,160)
Cash Flows From Financing Activities		
Advances from parent - related party		2,746,948
Net Cash Provided By Financing Activities		2,746,948
Net Change In Cash		67,308
Cash at Beginning of Period		-
Cash at End of Period	$	67,308

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Primo Connect, Inc. (the "Company"), was incorporated on February 4, 2015 under the laws of the State of Delaware. The Company is wholly owned by its parent company, UVNV, Inc. (the "Parent"). The Company is developing a mobile telephone application that provides, in some cases, free, and in other cases, inexpensive international communication services including voice, message, file sharing, and video, to customers around the globe, either over a Wi-Fi or Cellular data connection, or utilizing customer's local phone plans.

As of December 31, 2015, the Company has not commenced planned principal operations. Since inception, the Company has devoted substantially all of its efforts to developing its product. Once the Company commences its planned principal operations of selling its products and services, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably produce and sell its products and services.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced negative cash flows from operations and net losses since inception, including a net loss of $1,907,555 for the period ended December 31, 2015, and has not yet realized any revenues from non-related parties. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities or to raise additional capital to finance its operations. The Company's failure to raise capital could have a negative impact on the financial condition and the ability to pursue certain business strategies.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At times during the year, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits.

Fair Value of Financial Instruments

FASB ASC 825, "Financial Instruments" requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported on the balance sheet for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

As defined in FASB ASC 820, "Fair Value Measurements", fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs have been capitalized, under the same criteria as software. As the software is still in development as of December 31, 2015, no amortization has been recorded against the cost of the software. As of December 31, 2015, $691,421 of software development costs had been capitalized.

Purchased Software & Equipment

Purchased software and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation of software or equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's earnings.

Purchased software	$ 120,352
Equipment	113,388
	233,740
Accumulated Depreciation/Amortization	(92,131)
Purchased Software & Equipment, net	$ 141,609
Depreciation/Amortization Expense	$ 92,131

The Company follows the straight-line method of depreciation utilizing estimated useful lives of one to three years.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers payment to be persuasive evidence of an arrangement. The Company has not generated any revenue from the sale of its primary product since inception. The Company recognized a related party research and development fee under the licensing agreement its parent, as discussed in Note 6.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. There are no potentially dilutive items as of December 31, 2015, and accordingly, diluted net loss per share is the same as basic net loss per share.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. No offering costs are capitalized as of December 31, 2015.

NOTE 4: STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value as of December 31, 2015. 1,000 shares of common stock are issued and outstanding as of December 31, 2015, which are all held by the Parent.

NOTE 5: INCOME TAXES

The Company has not recorded a benefit for income taxes for the period ended December 31, 2015 since the Company has incurred net losses from inception and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. The Company had deferred tax assets of $648,569 related to net operating loss carryforwards, which were fully reserved at December 31, 2015, as further discussed below.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, or the availability of refunds of previously paid taxes. The Company had federal net operating loss ("NOL") carryforwards of approximately $1,907,555 at December 31, 2015. These NOL carryforwards expire at December 31, 2035 for federal returns. Management recorded a valuation allowance of $648,569 as of December 31, 2015 against the deferred tax assets, as realization of the benefits of these assets is uncertain. Management's assessment is based on the Company's historical and projected future taxable income.

NOTE 6: RELATED PARTY TRANSACTIONS

Operating Lease

The Company is allocated a portion of its Parent's rent expense on a month-to-month basis. Rent expense was $58,234 for the period ended December 31, 2015.

Expense Allocation

The Company is allocated a portion of common expenses for office expenses, personnel costs, software, professional fees, data services, and various other expenses by its Parent. The expense allocations have been determined on the basis that the Company and the Parent considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. Management believes that the expenses allocated to the Company are representative of the operating expenses it would have incurred had the Company been operated on a stand-alone basis. The Company believes that the assumptions underlying the financial statements are reasonable; however, the resulting financial information does not necessarily reflect what the Company's results of operations, financial position, and cash flows would have been had the Company operated independently.

Total expense recognized under these allocations totaled $1,901,044 for the period ended December 31, 2015.

License Agreement

The Company recognized $108,010 of revenues during the period ended December 31, 2015 related to a research and development fee charged to its Parent company under a license agreement between the companies effective February 5, 2015. This agreement expires December 31, 2016 and requires licensing fees of $9,000 per month commencing January 1, 2016 to be paid to the Company by the Parent for certain rights conveyed to the Parent for use of the Company's intellectual property.

Due to Parent

The Company's expenses and cash flow needs have been funded by its parent as repayable advances. $2,746,948 is due to the Parent company as of December 31, 2015, after netting $108,000 of receivables from the Parent. These advances are non-interest bearing and payable on demand.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)* ("ASU 2015-05"). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company believes the adoption of ASU 2015-02 will not have a material effect on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 23, 2016, which is the date the financial statements were available to be issued.